ALIGNVEST ACQUISITION CORPORATION
October 31, 2015
Interim Financial Statements – Unaudited

ALIGNVEST ACQUISITION CORPORATION
INTERIM STATEMENT OF FINANCIAL POSITION
[Unaudited]

[expressed in Canadian dollars]

		As at
	Notes	October 31, 2015
		$
ASSETS
Current
Cash		2,110,811
Prepaid expenses		29,412
		2,140,223
Restricted cash and investments held in escrow	5	259,311,119
TOTALASSETS		261,451,342

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable and accrued liabilities		122,703
Due to related party	10	24,942
		147,645
Deferred underwriters' commission	8	9,056,250
Class A Restricted Voting Shares subject to redemption	6	256,680,000
		265,883,895
		.
SHAREHOLDERS' DEFICIENCY
Share capital	1,7	8,598,591
Warrants	1,7	2,521,258
Deficit		(15,552,402)
		(4,432,553)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		261,451,342

The accompanying notes are an integral part of these unaudited interim financial statements.

On behalf of the Board:

(signed) Timothy Hodgson	(signed) Adam Jiwan
Timothy Hodgson	Adam Jiwan
Director	Director

ALIGNVEST ACQUISITION CORPORATION
INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
[Unaudited]

[expressed in Canadian dollars, except per share amounts]

		For the	From inception on
		three months ended	May 11, 2015 to
	Notes	October 31, 2015	October 31, 2015
		$	$
REVENUE
Interest income		401,523	561,119

EXPENSES
Transaction costs	8	-	15,131,612
General and administrative	9	123,508	464,409
Net unrealized loss on changes in the fair value of financial liabilities	6	3,105,000	517,500
		3,228,508	16,113,521
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		(2,826,985)	(15,552,402)

NET LOSS PER SHARE
Basic and diluted		(0.37)	(2.59)

Weighted average number of Class B Shares outstanding - basic and diluted		7,631,719	6,003,662

The accompanying notes are an integral part of these unaudited interim financial statements.

ALIGNVEST ACQUISITION CORPORATION
INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
[Unaudited]

For the period from inception on May 11, 2015 to October 31, 2015
[expressed in Canadian dollars, except number of shares and warrants outstanding]

		Class B Shares		Warrants
	Note	Number	Amount	Number	Amount	Deficit	Total
			$		$	$	$
Balance, May 11, 2015		-	-	-	-	-	-
Issuance of Class B shares to Founders	7	6,701,344	25,000	-	-	-	25,000
Issuance of Class B units to Founders	7	930,375	9,210,712	465,188	93,038	-	9,303,750
Issuance of Warrants pursuant to the Offering	7	-	-	12,937,500	2,587,500	-	2,587,500
Transaction costs	7,8	-	(637,121)	-	(159,280)	-	(796,401)
Net loss and comprehensive loss		-	-	-	-	(15,552,402)	(15,552,402)
Balance, October 31, 2015		7,631,719	8,598,591	13,402,688	2,521,258	(15,552,402)	(4,432,553)

The accompanying notes are an integral part of these unaudited interim financial statements.

ALIGNVEST ACQUISITION CORPORATION
INTERIM STATEMENT OF CASH FLOW
[Unaudited]

[expressed in Canadian dollars]

		From inception on
		May 11, 2015 to
	Notes	October 31, 2015
		$
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		(15,552,402)
Non-cash items included in net loss and other adjustments
Interest income		(561,119)
Transaction costs associated with financing activities	8	15,131,612
Net unrealized loss on changes in the fair value of financial liabilities	6	517,500
Changes in non-cash working capital
Prepaid expenses		(29,412)
Accounts payable and accrued liabilities		122,703
Due to related party	10	24,942
CASH USED IN OPERATING ACTIVITIES		(346,176)

INVESTING ACTIVITIES
Investment in restricted cash and investments held in escrow	5	(258,750,000)
CASH USED IN INVESTING ACTIVITIES		(258,750,000)

FINANCING ACTIVITIES
Proceeds from sale of Class B Shares to Founders	1,7	25,000
Proceeds from sale of Class B Units to Founders	1,7	9,303,750
Proceeds from sale of Class A Restricted Voting Units	1,6	258,750,000
Transaction costs associated with issuance of Class A Restricted Voting Shares	8	(6,528,175)
Transaction costs associated with issuance of Class B Shares and Warrants	8	(343,588)
CASH PROVIDED BY FINANCING ACTIVITIES		261,206,987

NET INCREASE IN CASH DURING THE PERIOD		2,110,811
CASH, BEGINNING OF PERIOD		-
CASH, END OF PERIOD		2,110,811

The accompanying notes are an integral part of these unaudited interim financial statements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

1. ORGANIZATION AND NATURE OF OPERATIONS

Alignvest Acquisition Corporation (the “Corporation”) is a special purpose acquisition corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was created by Alignvest Management Corporation (the “Sponsor” or “AMC”), an alternative investment management firm that seeks to deliver exceptional risk adjusted returns for its clients. AMC was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions.

The Corporation was incorporated on May 11, 2015 under the Business Corporations Act (Ontario), and is domiciled in Canada. The Corporation’s head office, and the head office of AMC, is located at 100 King Street West, 70th Floor, Toronto, Ontario, Canada, M5X 1C7.

On May 11, 2015, AMC purchased 1 Class B Share of the Corporation for $10. On June 16, 2015, AMC purchased an additional 5,863,678 Class B Shares and each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with the Sponsor, the “Founders”), purchased 167,533 Class B Shares (collectively, the “Founders’ Shares”) for aggregate proceeds of $24,990. A total of 6,701,344 Founders’ Shares were issued for $25,000 to the Founders collectively.

On June 24, 2015, the Corporation announced the completion of its initial public offering (the “Offering”) of 22,500,000 units at $10.00 per unit. Each unit consisted of one Class A Restricted Voting Share of the Corporation and one half of a warrant (together, a “Class A Restricted Voting Unit”). Following a Qualifying Acquisition, each Class A Restricted Voting Share will be automatically converted into one Class B Share of the Corporation, and accordingly, each whole warrant (a “Warrant”) will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to anti-dilution adjustments, for a five-year period following completion of a Qualifying Acquisition. The Class A Restricted Voting Units traded on the TSX under the symbol “AQX.UN”. On August 4, 2015, the Class A Restricted Voting Shares and Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX under the symbols “AQX.A” and “AQX.WT”, respectively.

On June 24, 2015, concurrent with closing of the Offering, the Sponsor purchased 740,250 Class B Units and each of the Founders (excluding the Sponsor) purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit for a total of 846,000 Class B Units and aggregate proceeds of $8,460,000. Each Class B Unit consisted of one Class B Share and one-half of a Warrant, with each whole Warrant entitling the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each whole Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50 for a five-year period following completion of a Qualifying Acquisition.

In connection with the Offering, the Corporation granted the underwriters a 30-day non-transferable over-allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. On July 7, 2015, the underwriters exercised their over-allotment option in full to purchase an additional 3,375,000 Class A Restricted Voting Units for aggregate proceeds of $33,750,000. Concurrent with the exercise of the over-allotment option, the Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, or aggregate proceeds of $843,750.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

The Founders’ Shares included an aggregate of up to 864,844 Class B Shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full. No Founders’ Shares were forfeited pursuant to these arrangements.

As at October 31, 2015, the Founders collectively owned 6,701,344 Class B Shares and 930,375 Class B Units of the Corporation, representing 22.78% of the Corporation’s total issued and outstanding Class A Restricted Voting Shares and Class B Shares.

Upon closing of the Offering, an aggregate of $258,750,000 from the sale of Class A Restricted Voting Units, or $10.00 per Class A Restricted Voting Unit sold to the public, was placed with Equity Financial Trust Company, as escrow agent, in an escrow account (the “Escrow Account”) in Toronto, Ontario at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the funds held in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing of a Qualifying Acquisition; (ii) a redemption of Class A Restricted Voting Shares as further described below; (iii) the dissolution of the Corporation; and (iv) the requirement to pay taxes on the amounts earned on the escrowed funds and/or other applicable amounts. The escrowed funds will also be used to pay the deferred underwriters’ commission, which will be payable by the Corporation to the underwriters upon the closing of a Qualifying Acquisition. After deducting the expenses of the Offering, any remaining net proceeds from the issuance of Class A Restricted Voting Units and Class B Units not held in the Escrow Account may be used by the Corporation to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

In connection with any Qualifying Acquisition, the Corporation will seek shareholder approval at a shareholders’ meeting called for such purpose. Irrespective of whether they vote for or against, or do not vote on, the proposed Qualifying Acquisition, holders of Class A Restricted Voting Shares may elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the per share amount then on deposit in the Escrow Account, including interest or other amounts earned (net of applicable taxes payable on such interest and other amounts earned in the Escrow Account, and net of direct expenses related to the redemption), subject to certain limitations, including a mechanism to prevent any single shareholder, together with any affiliate of such shareholder or other person with whom such shareholder or affiliate is acting jointly or in concert, from redeeming more than 15% of the Class A Restricted Voting Shares sold in the Offering. The Founders of the Corporation shall not be entitled to redeem any Class B Shares of the Corporation purchased by them, including the Class B Shares forming part of the Class B Units that they purchased.

If the Corporation is unable to complete its Qualifying Acquisition within 21 months from the date of the closing of the Offering (or 24 months from the date of the closing of the Offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Acquisition within 21 months from the date of the closing of the Offering, but has not completed such Qualifying Acquisition within the 21 month period), the Corporation will liquidate and dissolve and distribute its assets in the Escrow Account to the holders of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive a full pro-rata portion of the amount then held in the Escrow Account, including any interest or other amounts earned, net of any applicable taxes paid on such interest and other amounts earned in the Escrow Account, and net of up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses of dissolution and certain other related costs. Subject to the Corporation’s board of directors, and with the consent of the TSX, if required, the permitted timeline for the completion of the Qualifying Acquisition can be extended by up to 36 months with shareholder approval from the holders of Class A Restricted Voting Shares, subject to applicable redemption rights.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

2. BASIS OF PRESENTATION

These unaudited interim financial statements of the Corporation as at October 31, 2015 and for the period from inception of the Corporation on May 11, 2015 to October 31, 2015 (the “October 2015 Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and with interpretations of the International Financial Reporting Interpretations Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Chartered Professional Accountants of Canada Handbook – Accounting, as applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. The October 2015 Interim Financial Statements were authorized for issuance by the Board of Directors on December 3, 2015.

The significant accounting policies and methods of application adopted by the Corporation in the preparation of the October 2015 Interim Financial Statements are provided in note 3. The Corporation does not believe that any accounting standards that have been recently issued but which are not yet effective would have a material effect on the October 2015 Interim Financial Statements if such accounting standards were currently adopted.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of Presentation

These unaudited interim financial statements have been prepared under the historical cost convention, except for the carrying value of Class A Restricted Voting Shares subject to redemption, which are measured at fair value as determined at each reporting date. The Corporation’s functional and presentation currency is the Canadian dollar.

Financial Instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or are assigned and the Corporation has transferred substantially all risks and rewards of ownership in respect of the asset. Financial liabilities are derecognized when the related obligation is discharged, cancelled or expires.

Classification of financial instruments in the Corporation’s financial statements depends on the purpose for which the financial instruments were acquired or incurred. Management determines the classification of financial instruments at initial recognition.

Financial assets are classified as fair value through profit or loss ("FVTPL") or as loans and receivables. Financial liabilities are classified as FVTPL or as other financial liabilities.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Financial instruments are recognized initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of a financial instrument classified as other than at FVTPL are added to the carrying amount of the asset or liability. The fair value of financial instruments is generally determined by reference to quoted market prices at the close of trading where an active market exists. The Company uses the last traded price if it falls within the day's bid-ask spread. If the last traded price falls outside of the day's bid-ask spread, management will determine the point within the bid-ask spread that is most representative of fair value based on the specific facts and circumstances. Where an active market is not available for a financial instrument, the fair value is determined using valuation techniques.

Financial instruments classified as FVTPL are carried at fair value in the statement of financial position and any gains or losses are recorded in net income (loss) in the period in which they arise. Financial instruments classified as FVTPL include Class A Restricted Voting Shares subject to redemption.

Loans and receivables and other financial liabilities are recognized at amortized cost using the effective interest rate method. Such accounts include prepaid expenses, accounts payable and accrued liabilities and due to related party.

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

[ ]	Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
[ ]

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

[ ]	Level 3 – valuation techniques with significant unobservable market inputs.

Impairment of Financial Assets at Amortized Cost

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Objective evidence may include significant financial difficulty of the obligor or delinquencies in interest and principal payments. If such evidence exists, the Corporation recognizes an impairment loss equal to the difference between the carrying value of the financial asset and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate for the financial asset. An impairment of a financial asset carried at amortized cost is reversed in subsequent periods if the amount of the loss decreased and the decrease can be related objectively to an event occurring after the impairment was recognized.

Income Taxes

The Corporation follows the balance sheet liability method to provide for income taxes on all transactions. The balance sheet liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference and for unused tax losses and unused tax credits, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in net income or loss in the period that includes the substantive enactment date. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred income tax asset could be materially impacted.

Earnings (Loss) Per Share

Basic earnings or loss per share is computed by dividing the net earnings or loss attributable to shareholders by the weighted average number of shares outstanding during the period, excluding Class A Restricted Voting Shares subject to possible redemption. Diluted earnings or loss per share, where applicable, is calculated by adjusting the weighted average number of shares outstanding for dilutive instruments by applying the treasury stock method.

4. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these unaudited interim financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its October 2015 Interim Financial Statements.

Fair Value of Financial Instruments

Certain financial instruments are recorded in the Corporation’s statement of financial position at values that are representative of or approximate their fair value. The fair value of a financial instrument that is traded in active markets at each reporting date is determined by reference to its quoted market price. Changes in the underlying trading value may significantly affect the amount of net income or loss for a particular period. Furthermore, the quoted market price of a financial liability may not be equal to the amount that the Corporation may have to pay in settlement of the underlying obligation, should such obligation become immediately payable. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that the basis for determination of fair value is appropriate.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Warrant Valuation

Pursuant to the Corporation’s Offering of Class A Restricted Voting Units and Class B Units, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

5. RESTRICTED CASH AND INVESTMENTS HELD IN ESCROW

Restricted cash and investments held in escrow comprised of the following:

October 31, 2015

Cash	1
Investment in Government of Canada Treasury Bills due December 17, 2015	258,749,999
Accrued interest	561,119
Restricted cash and investments held in escrow	259,311,119

6. CLASS A RESTRICTED VOTING SHARES SUBJECT TO REDEMPTION

Authorized

The Corporation is authorized to issue an unlimited number of Class A shares (the “Class A Restricted Voting Shares”). The holders of Class A Restricted Voting Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of customary annual general meeting matters, including the election and removal of directors and auditors. The holders of Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the permitted timeline and of a proposed Qualifying Acquisition.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds from the Escrow Account in the event that the Corporation does not complete a Qualifying Acquisition within the permitted timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Fair Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as financial liabilities at FVTPL. The fair value of the Corporation’s Class A Restricted Voting Shares is determined by reference to its quoted market price on the TSX at each reporting period.

Class A Restricted Voting Shares – Issued and Outstanding

	Number	$
Balance, May 11, 2015	-	-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	22,500,000	225,000,000
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over- allotment option	3,375,000	33,750,000
	25,875,000	258,750,000
Adjusted for:
Allocation of proceeds received pursuant to the Offering and exercise of the over-allotment option attributed to Warrants		(2,587,500)
Fair value adjustment		517,500
Balance, October 31, 2015	25,875,000	256,680,000

7. SHAREHOLDERS’ DEFICIENCY

A) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B shares (the “Class B Shares”) without nominal or par value. The holders of Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of a vote to approve an extension of the permitted timeline within which the Corporation is required to complete its Qualifying Acquisition, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights with respect to its Class B Shares, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Acquisition within the permitted timeline.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Forfeiture of Founders’ Shares

By agreement with the Founders, 25% of the Founders’ Shares held by each of the Founders (the “Founders’ Forfeiture Shares”) will be subject to forfeiture by the Founders on the fifth anniversary of the closing of a Qualifying Acquisition unless the closing price of the Class B Shares exceeds $13.00 for any 20 trading days within a 30 trading day period at any time following the closing of a Qualifying Acquisition. The Founders’ Forfeiture Shares will be subject to transfer restrictions until such time as the above conditions are met, at which point they will become subject to the same restrictions on transfer, assignment or sale as all other Founders’ Shares.

Restrictions on Transfer, Assignment or Sale of Founders’ Shares

The holders of the Founders’ Shares have agreed not to transfer, assign or sell any of their Founders’ Shares prior to completion of the Corporation’s Qualifying Acquisition, and following completion of a Qualifying Acquisition, they have agreed not to sell or transfer any of their Founders’ Shares until the earlier of:

[ ]	One year following completion of a Qualifying Acquisition; or
[ ]	The closing price of the Class B Shares equaling or exceeding $12.00 per share for any 20 trading days within a 30-day trading period at any time following the closing of a Qualifying Acquisition.

The Founders Shares may also be subject to TSX escrow requirements.

Class B Shares - Issued and Outstanding

	Number	$
Balance, May 11, 2015	-	-
Issuance of Class B Shares to Founders	6,701,344	25,000
Issuance of Class B Units	930,375	9,303,750
	7,631,719	9,328,750
Adjusted for:
Allocation of proceeds received pursuant to issuance of Class B Units attributed to Warrants		(93,038)
Transaction costs [note 8]		(637,121)
Balance, October 31, 2015	7,631,719	8,598,591

B) Warrants

As at October 31, 2015, the Corporation had 13,402,688 Warrants outstanding, each with an exercise price of $11.50 per Warrant. The Warrants are not exercisable by the holder thereof until 30 days after the Corporation completes a Qualifying Acquisition. Following a Qualifying Acquisition, each Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50, subject to normal anti-dilution adjustments, for a five-year period following completion by the Corporation of a Qualifying Acquisition. Warrants will expire if a Qualifying Acquisition is not completed.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganization and recapitalizations) for any 20 trading days within a 30 trading day period.

Warrants - Issued and Outstanding

	Number	$
Balance, May 11, 2015	-	-
Warrants issued in connection with:
Issuance of Class A Restricted Voting Units pursuant to the Offering	11,250,000	2,250,000
Issuance of Class A Restricted Voting Units pursuant to exercise of the over- allotment option	1,687,500	337,500
Issuance of Class B Units	465,188	93,038
	13,402,688	2,680,538
Adjusted for:
Transaction costs [note 8]		(159,280)
Balance, October 31, 2015	13,402,688	2,521,258

8. TRANSACTION COSTS

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to the date of the statement of financial position that are directly related to the Offering.

Transaction costs incurred amounted to $15,928,013 (including $15,525,000 in underwriters’ commission of which $9,056,250 is deferred and payable only upon completion of a Qualifying Acquisition). Transaction costs were expensed to the statement of operations as incurred, except for $796,401 of transaction costs that were allocated to shareholders’ deficiency as they were determined to be in respect of the issuance of Class B Shares and Warrants.

Transaction costs incurred from inception on May 11, 2015 to October 31, 2015 were allocated as follows:

	Class A	Shareholders'
	Restricted	Equity/
	Voting Units	(Deficiency)	Total
	$	$	$
Underwriters' commission	6,145,312	323,438	6,468,750
Deferred underwriters' commission	8,603,437	452,813	9,056,250
Professional fees (legal, accounting, etc.)	252,557	13,292	265,849
Underwriters' out-of-pocket expenditures	80,750	4,250	85,000
Translation costs	28,586	1,505	30,091
Printing	20,970	1,103	22,073
	15,131,612	796,401	15,928,013

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Underwriters’ commission

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the underwriters a commission equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $6,468,750, representing $0.250 per Class A Restricted Voting Unit to the underwriters upon closing of the Offering and the exercise of the over-allotment option. Upon completion of a Qualifying Acquisition, the remaining $9,056,250 of the underwriters’ commission, representing $0.350 per Class A Restricted Voting Unit, will be released to the underwriters from the funds held in the Escrow Account.

9. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	For the	From inception on
	three months ended	May 11, 2015 to
	October 31, 2015	October 31, 2015
	$	$
Public company expenses	41,129	358,946
Insurance	11,030	14,706
General office expenses	71,349	90,757
	123,508	464,409

10. RELATED PARTY TRANSACTIONS

The Sponsor has agreed that until the Corporation completes a Qualifying Acquisition, it will provide certain office space, utilities and administrative support to the Corporation. The Corporation has agreed to pay $10,000 per month, plus applicable taxes, for the provision of such services commencing on the effective date of the closing of the Offering. As at October 31, 2015, the amount due to the Sponsor was $24,942, which included $11,300 for office and administrative support and the remainder for out-of-pocket expenses paid by the Sponsor on behalf of the Corporation.

The amounts due to AMC are currently non-interest bearing and are payable no later than the date of the consummation of a Qualifying Acquisition. Due to the short-term nature of this arrangement, the fair value of the amounts due to related party approximates their carrying amount.

AMC has executed a make whole agreement and undertaking in favour of the Corporation, whereby AMC has agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

11. INCOME TAXES

Deferred income tax assets are only given recognition in the Corporation’s financial statements if management has determined that it is probable that such deferred income tax assets may be recovered. The recoverability of deferred income tax assets is partially dependent on the nature, terms and conditions of a Qualifying Acquisition that is to be completed in the future, causing uncertainty in the ability of the Corporation to benefit from deferred income tax assets. As such, management believes that the following deductible temporary differences do not currently meet the criteria for recognition:

As at October 31, 2015
$
Tax loss carry forwards	554,696
Share issue costs	15,030,277
15,586,973

12. FINANCIAL INSTRUMENTS

Fair Value Measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation’s statement of financial position as at October 31, 2015, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the October 2015 Interim Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

		Fair value as at October 31, 2015
	Carrying value as at
	October 31, 2015	Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Restricted cash and investments held in escrow	259,311,119	-	259,311,119	-
Financial liabilities
Class A Restricted Voting Shares subject to redemption	256,680,000	256,680,000	-	-

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance.

Market Risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Fair Value Risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to fair value risk in respect of its Class A Restricted Voting Shares subject to redemption, which are carried in the Corporation’s financial statements at their fair value. A 1% absolute change in the fair value of Class A Restricted Voting Shares would result in a change to the net loss for the period from inception on May 11, 2015 to October 31, 2015 of $2,587,500.

Interest Rate Risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its restricted cash and investments held in its Escrow Account. Due to the short-term nature of these financial instruments, the Corporation’s exposure to interest rate risk is nominal.

Currency Risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the Canadian dollar. The Corporation does not currently have any exposure to currency risk as the Corporation does not transact in any currency other than the Canadian dollar.

13. CAPITAL MANAGEMENT

The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares. The following table summarizes the carrying value of the Corporation’s capital as at October 31, 2015:

As at October 31, 2015
$
Shareholders' deficiency	(4,432,553)
Class A Restricted Voting Shares subject to redemption	256,680,000
252,247,447

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Liquidity

As at October 31, 2015, the Corporation had $2,110,811 in cash. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, the Corporation may obtain such funding by way of unsecured loans from AMC or from affiliates of AMC, subject to consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. AMC would not have recourse under such loans against the Escrow Account, and thus the loans will not reduce the value of such Escrow Account. Such loans will collectively be subject to a maximum principal amount of $1,000,000 in the aggregate, and may be repayable in cash following the closing of a Qualifying Acquisition.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Interim Financial Statements [Unaudited]
October 31, 2015
[In Canadian dollars, unless otherwise specified]

Otherwise, and subject to any relief granted by the TSX, the Corporation may seek to raise additional funds through a rights offering of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable TSX rules. Other than the foregoing, the Corporation will not be able to obtain any form of debt or equity financing other than in accordance with applicable securities laws and only with the consent of the TSX. There is no assurance that the Corporation’s plans to consummate a Qualifying Acquisition will be successful.